Exhibit 99.2

Brera Holdings PLC Commences Trading on Upstream Under BREA

Company Dual Lists on Upstream’s Global Securities Trading App

Milan, Italy – October 1, 2024 — Brera Holdings PLC (“Brera” or the “Company”) (Nasdaq: BREA), the only publicly traded multi-club ownership company focused on football (American soccer), today announced that as of 10:00 AM EST this morning, its Class B Ordinary Shares began trading on Upstream, a MERJ Exchange market and global securities trading app, under the ticker symbol BREA.

The dual listing on Upstream provides international investors worldwide with streamlined access to Brera Holdings PLC shares using just an app.

Investors outside the U.S. can now deposit or trade Brera Holdings PLC securities by downloading Upstream from their preferred app store at https://upstream.exchange/, creating an account by tapping sign up, and completing a simple KYC identity verification. Investors may then either deposit their Brera Holdings shares or fund their account with credit, debit, PayPal, USD, or USDC to buy Brera Holdings shares. Trading will commence when an existing shareholder places an offer for sale on Upstream, establishing the first trade.

U.S. persons may not deposit, buy, or sell securities on Upstream.

Details on the Brera Holdings listing, deposit, and trading instructions can be found at https://upstream.exchange/breraholdings. The Upstream market is open five days a week, 20 hours a day, Monday to Friday from 10:00 AM to 06:00 AM UTC+4 (1:00 AM to 9:00 PM EST). Traders on Upstream’s smart-contract-powered market will experience real-time trading and settlement and a transparent order book that does not permit common market manipulations.

Existing global (non-U.S.) shareholders may transfer their shares by opening Upstream, tapping Investor, Manage Securities, Deposit Securities, then entering the ticker symbol and the number of shares to deposit, and tapping Submit. Next, shareholders enter the brokerage firm name and brokerage account number and tap Submit. Finally, shareholders tap Add E-Signature, sign their name on the screen using their finger, tap Done, and then tap Sign. Shareholders will receive an executed deposit form via email to submit to their current brokerage firm to initiate a withdrawal to the transfer agent. Shareholders will receive a push notification once the shares are deposited and available for trading on Upstream.

“We are thrilled to dual list on Upstream’s next-generation marketplace,” said Brera Holdings CEO Pierre Galoppi. “We believe this move will add new value to our shareholders while exposing our company and mission to a modern, global investor base. We intend to continue to build out our multi-club ownership group, and leverage player trading and group commercial activities to enhance our overall impact and success, ultimately generating shareholder value and delivering returns.”

Trading for Brera Holdings PLC (Nasdaq: BREA) will begin on Upstream for non-U.S. shareholders, investors, fans and followers on October 1st at 10:00 AM ET

About Brera Holdings

Brera Holdings PLC (Nasdaq: BREA) is focused on expanding its social impact football (American soccer) business by developing a global portfolio of emerging football and other sports clubs, which will provide increased opportunities to earn tournament prizes, gain sponsorships, and provide other professional football and sports-related consulting services.

The Company seeks to build on the legacy and brand of Brera FC, the first football club acquired by the Company in 2022. Brera FC, known as “The Third Team of Milan,” is an amateur football association building an alternative football legacy since its founding in 2000. The Company owns the trademarked FENIX Trophy Tournament, a nonprofessional pan-European football competition recognized by UEFA, inaugurated in September 2021 and organized by Brera FC. “FENIX” is an acronym for “Friendly European Nonprofessional Innovative Xenial.” BBC Sport has called the FENIX Trophy “the Champions League for amateurs,” and ESPN covered the 2024 FENIX Trophy finals. In October 2022, the Internet Marketing Association, at its IMPACT 22 Conference, named Brera FC as its award recipient for “Social Impact Through Soccer,” recognizing the Company’s focus at an international level with this distinction.

In March 2023, the Company expanded to Africa by establishing Brera Tchumene FC, a team then admitted to the Second Division League in Mozambique, a country of nearly 32 million people. Brera Tchumene FC won its post-season tournament and, in November 2023, was promoted to Mocambola, the First Division in Mozambique. In April 2023, the Company acquired 90% of the European first-division football team Fudbalski Klub Akademija Pandev, now known as Brera Strumica FC, in North Macedonia, a country with participation rights in two major Union of European Football Association (“UEFA”) competitions.

In June 2023, Brera acquired a strategic stake in Manchester United PLC, a portion of which was subject to a tender offer by Sir Jim Radcliffe and sold at a 74% realized gain. In July 2023, the Company completed the acquisition of a majority ownership in the Italian Serie A1 women’s professional volleyball team UYBA Volley S.s.d.a.r.l. In September 2023, the Company assumed control of Bayanzurkh Sporting Ilch FC, a Mongolian National Premier League team, which became Brera Ilch FC when the football season resumed in March 2024. In January 2024, the Company announced the launch of a proactive search for an Italian Serie B football club target designed to bring multi-club ownership of the highest tiers of professional sports ownership to mass investors through the Company’s Nasdaq-listed shares. In February 2024, the Brera Holdings Advisory Board was established with MLS founder and World Cup director Alan Rothenberg, luxury lifestyle executive Massimo Ferragamo, sports business leaders Paul Tosetti and Marshall Geller, and Italian football icon Giuseppe Rossi.

In June 2024, the North Macedonian women’s football club Tiverija Strumica officially became part of the Brera family with the establishment of a joint-stock company controlled by Brera Holdings called Women’s Football Club Tiverija Brera AD Strumica (“Brera Tiverija”). Brera Tiverija is now a wholly-owned subsidiary of Brera Strumica FC. Brera Holdings PLC is focused on bottom-up value creation from undervalued sports clubs and talent, innovation-powered business growth, and socially impactful outcomes. See www.breraholdings.com

About Upstream

Upstream, a MERJ Exchange market (https://merj.exchange/), is a global securities trading app. Powered by Horizon’s proprietary, transparency-first, matching engine, Upstream allows investors outside of the U.S. to trade securities using just an app. For more information, please visit https://upstream.exchange/. Upstream is currently accepting applications to dual list at https://upstream.exchange/getlisted.

Disclaimers

U.S. persons may not deposit, buy, or sell securities on Upstream.

This communication shall not constitute an offer to sell securities or the solicitation of an offer to buy securities in any jurisdiction where such offer or solicitation is not permitted.

Upstream is a MERJ Exchange market. MERJ Exchange is a licensed Securities Exchange, an affiliate of the World Federation of Exchanges, a National Numbering Agency, and a member of ANNA. MERJ is regulated in the Seychelles by the Financial Services Authority, https://fsaseychelles.sc/, an associate member of the International Association of Securities Commissions (IOSCO). MERJ supports global issuers of traditional and digital securities through the entire asset life cycle from issuance to trading, clearing, settlement, and registry. It operates a fair and transparent marketplace in line with international best practices and principles of operations of financial markets. Upstream does not endorse or recommend any public or private securities bought or sold on its app. Upstream does not offer investment advice or recommendations of any kind. All services offered by Upstream are intended for self-directed clients who make their own investment decisions without aid or assistance from Upstream. All customers are subject to the rules and regulations of their jurisdiction. By accessing the site or app, you agree to be bound by its terms of use and privacy policy. Company and security listings on Upstream are only suitable for investors who are familiar with and willing to accept the high risk associated with speculative investments, often in early and development-stage companies. U.S. persons may not deposit, buy, or sell securities on Upstream. There can be no assurance the valuation of any particular company’s securities is accurate or in agreement with the market or industry comparative valuations. Investors must be able to afford market volatility and afford the loss of their investment. Companies listed on Upstream are subject to significant ongoing corporate obligations including, but not limited to disclosure, filings, and notification requirements, as well as compliance with applicable quantitative and qualitative listing standards.

Forward-Looking Statements

This press release contains information about our views of future expectations, plans, and prospects with respect to Brera’s business, financial condition, and results of operations that constitute or may constitute forward-looking statements. Any and all forward-looking statements are based on the management’s beliefs, assumptions, and expectations of Brera’s future economic performance, taking into account the information currently available to it. These statements are not statements of historical fact. Although Brera believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Brera does not undertake any duty to update any statements contained herein (including any forward-looking statements), except as required by law. Forward-looking statements are subject to a number of factors, risks, and uncertainties, some of which are not currently known to us, that may cause Brera’s actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial position. Actual results may differ materially from the expectations discussed in forward-looking statements. Factors that could cause actual results to differ materially from expectations include general industry considerations, regulatory changes, changes in local, national and international economic conditions and other risks set forth in “Risk Factors” included in our filings with the SEC.

Company Contact Information:

Pierre Galoppi, Chief Executive Officer, Brera Holdings PLC

Email: pierre@breraholdings.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: info@skylineccg.com

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